Filed Pursuant to Rule 424(b)(3)
Registration No. 333-168129

CNL HEALTHCARE PROPERTIES, INC.

STICKER SUPPLEMENT DATED DECEMBER 12, 2013

TO PROSPECTUS DATED APRIL 17, 2013

This Sticker Supplement is part of, and should be read in conjunction with our prospectus dated April 17, 2013, the Sticker Supplements dated March 28, 2013, October 17, 2013, November 15, 2013 and December 10, 2013, and Supplement No. 1 dated September 18, 2013. Capitalized and other terms used herein without definition have the meanings ascribed to them in the prospectus.

The information contained herein is presented as of December 12, 2013.

PROSPECTUS SUMMARY

Recent Developments

The following replaces in its entirety the section entitled “PROSPECTUS SUMMARY — Recent Developments” beginning on page 1 of the prospectus.

Valuation, Estimated Net Asset Value Per Share and Offering Price

On December 6, 2013, our board of directors unanimously approved $9.13 as the estimated net asset value per share of the Company’s common stock as of September 30, 2013 based on 47,970,049 shares of the Company’s stock outstanding as of that date. Also, on that date the Company’s board of directors unanimously approved a new offering price of $10.14 per share for the purchase of shares of the Company’s common stock effective December 11, 2013. In establishing the estimated net asset value per share, the board of directors engaged an investment banking firm, CBRE Capital Advisors, Inc. (“CBRE Cap”), as valuation expert to provide property-level and aggregate valuation analyses of the Company and a range for the estimated net asset value per share of the Company’s common stock. In making its determination of the estimated net asset value and the offering price, the board of directors considered other information provided by the Company’s advisor.

As a result of our board of directors’ determination of the estimated net asset value per share and offering price per share on December 6, 2013, references to (i) the price to the public per share or offering price per share of our common stock are deemed to refer to $10.14 and (ii) the distribution reinvestment plan share price are deemed to refer to $9.64.

Distribution Policy

On December 6, 2013, the board of directors also determined to increase the amount of monthly cash distributions to $0.0338 per share and increase monthly stock distributions to 0.03000 shares of common stock payable to all common stockholders of record as of the close of business on the first business day of each month. These increases allow the Company to maintain its historical distribution rate of 4% cash and 3% stock on each outstanding share of common stock based on the new public offering price. The increase in distributions will take effect for stockholders of record on January 1, 2014.

Amended and Restated Redemption Plan

On December 6, 2013, our board of directors adopted an amendment and restatement of the Company’s redemption plan effective as of December 26, 2013.

Under the amended and restated redemption plan, all shares of common stock or fractions thereof that have been held for at least one year may now be submitted for redemption at an amount equal to the Company’s estimated net asset value per share as of the redemption date; provided, however, that the redemption price shall not exceed an amount (the “Redemption Cap”) equal to the lesser of (i) the then current public offering price for our shares of common stock (other than the price at which shares are sold under our Distribution Reinvestment Plan) during the period of any on-going public offering; and (ii) the purchase price paid by the stockholder.

Amendment of Expense Support Agreements

On December 6, 2013, each of the advisor expense support and restricted stock agreement and property manager expense support and restricted stock agreement were amended to run through December 31, 2014 with successive one-year terms unless terminated by the advisor or the property manager, as applicable, upon thirty (30) days’ prior written notice.

Approval of Filing a Registration Statement for a Follow-On Offering

Our board of directors has approved the filing of another registration statement for its second offering. The Company expects to continue to sell shares in this offering until the earlier of December 27, 2014 or the effective date of such subsequent registration statement. However, our board of directors may terminate this offering at any time. This offering has been registered in every state in which we offer or sell shares. Generally, such registrations must be renewed annually. We may have to stop offering or selling shares in any state in which the registration is not renewed. In addition, we are not obligated to commence the sale of shares in a subsequent offering. If we pursue a subsequent offering, we could continue offering shares with the same or different terms and conditions. Nothing in our organizational documents prohibits us from engaging in additional subsequent public offerings of our shares of common stock.

Risk Factors

The following is inserted at the end of the section entitled “PROSPECTUS SUMMARY — Risk Factors” on page 10 of the prospectus.

•	The offering price of our shares is based on our estimated net asset value per share, plus selling commissions and marketing support fees, and may not be indicative of the price at which our shares would trade if they were actively traded.

•	Our offering price is primarily based on the estimated per share value of our shares, but also based upon subjective judgments, assumptions and opinions by management, which may or may not turn out to be correct. Therefore, our share price may not reflect the amount that might be paid to you for your shares in a market transaction.

•	In determining our estimated net asset value per share, we primarily relied upon a valuation of our portfolio of properties as of September 30, 2013. Valuations and appraisals of our properties are estimates of fair value and may not necessarily correspond to realizable value upon the sale of such properties, therefore our estimated net asset value per share may not reflect the amount that would be realized upon a sale of each of our properties.

•	We may not perform a subsequent calculation of our net asset value per share prior to the end of this offering, therefore, you may not be able to determine the net asset value of your shares on an ongoing basis during this offering.

Compensation of Our Advisor and Affiliates

The last sentence of the first paragraph and the following two bullet points in the section entitled “PROSPECTUS SUMMARY — Compensation of Our Advisor and Affiliates” on page 14 of the prospectus are deleted in their entirety.

The following replaces the last two sentences of the first paragraph in the section entitled “PROSPECTUS SUMMARY — Compensation of Our Advisor and Affiliates” on page 19 of the prospectus.

Pursuant to an amendment to the expense support and restricted stock agreement on December 6, 2013, its term runs from April 1, 2013 through December 31, 2014, subject to the right of the advisor to terminate the agreement upon 30 days’ prior written notice. See “The Advisor and the Advisory Agreement — The Expense Support and Restricted Stock Agreement” for more information.

The following replaces the last two sentences of the second paragraph under the section entitled “PROSPECTUS SUMMARY — Compensation of Our Advisor and Affiliates” on page 19 of the prospectus.

Pursuant to an amendment to the property manager expense support and restricted stock agreement on December 6, 2013, its term runs from July 1, 2013 through December 31, 2014, subject to the right of the property manager to terminate the agreement upon 30 days’ prior written notice. See “The Advisor and the Advisory Agreement — Property Manager Expense Support Agreement” for more information.

Our Offering

The following paragraph supersedes and replaces the first paragraph in the section entitled “PROSPECTUS SUMMARY — Our Offering” on page 20 of the prospectus.

We commenced our initial offering of shares of our common stock on June 27, 2011. We plan to extend the offering through the earlier of December 31, 2014 or the effective date of a subsequent registration statement. As of November 29, 2013, we had accepted investors’ subscriptions for, and issued, approximately 53.3 million shares of our common stock pursuant to our offering resulting in aggregate subscription proceeds of approximately $533 million. To date, we have issued approximately 0.7 million shares pursuant to our distribution reinvestment plan resulting in proceeds of approximately $6.5 million. As of November 29, 2013, approximately 231.7 million shares of our common stock remain available for sale in our primary offering, and 14.3 million shares of our common stock remain available for issuance under our distribution reinvestment plan. We reserve the right to reallocate the shares we are offering between the primary offering and the distribution reinvestment plan.

The first sentence of the third paragraph in the section entitled “PROSPECTUS SUMMARY — Our Offering” is deleted and replaced with the following:

We are offering a maximum of $3,000,000,000 of our common stock to the public through our managing dealer, CNL Securities Corp., a registered broker-dealer affiliated with CNL. The shares will be offered at $10.14 per share, unless our board of directors changes this price, in its sole discretion.

Our Distribution Policy

The second paragraph in the section entitled “PROSPECTUS SUMMARY — Our Distribution Policy” on page 21 of the prospectus is deleted in its entirety and replaced with the following:

We make distributions to stockholders pursuant to the provisions of our charter. On July 29, 2011, our board of directors authorized a distribution policy providing for monthly cash distributions of $0.0338 together with stock distributions of 0.002500 shares of common stock, which in the aggregate equaled an annualized distribution rate of 7.0% on each outstanding share of common stock (based on the $10.00 offering price) payable to all common stockholders of record as of the close of business on the first business day of each month.

On December 6, 2013, the board of directors also determined to increase the amount of monthly cash distributions to $0.0338 per share and increase monthly stock distributions to 0.03000 shares of common stock payable to all common stockholders of record as of the close of business on the first business day of each month. These increases allow the Company to maintain its historical distribution rate of 4% cash and 3% stock on each outstanding share of common stock based on the new public offering price. The increase in distributions will take effect for those stockholders of record on January 1, 2014.

Our Redemption Plan

The second bullet point in the section entitled “PROSPECTUS SUMMARY — Our Redemption Plan” on page 21 of the prospectus is deleted in its entirety and replaced with the following:

•	under the amended and restated redemption plan, all shares of common stock or fractions thereof that have been held for at least one year may now be submitted for redemption at an amount equal to the Company’s estimated net asset value per share as of the redemption date; provided, however, that the redemption price shall not exceed an amount (the “Redemption Cap”) equal to the lesser of (i) the then current public offering price for our shares of common stock (other than the price at which shares are sold under our Distribution Reinvestment Plan) during the period of any on-going public offering; and (ii) the purchase price paid by the stockholder.

Our Valuation Policy

The following section entitled “PROSPECTUS SUMMARY — Our Valuation Policy,” is added after the section entitled “PROSPECTUS SUMMARY — Our Redemption Plan” beginning on page 21 of the prospectus.

We have adopted a valuation policy designed to follow recommendations of the Investment Program Association, a trade association for non-listed direct investment vehicles (the “IPA”), in the IPA Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, which was adopted by the IPA effective May 1, 2013. The purpose of our valuation policy is to establish guidelines to be followed in determining the net asset value per share of our common stock for regulatory and investor reporting and on-going evaluation of investment performance. “Net asset value” means the fair value of real estate, real estate-related investments and all other assets less the fair value of total liabilities. Our net asset value will be determined based on the fair value of our assets less liabilities under market conditions existing as of the time of valuation and assuming the allocation of the resulting net value among our stockholders after any adjustments for incentive, preferred or special interests, if applicable.

In accordance with our policy, the valuation committee of our board of directors, comprised of our independent directors, oversees our valuation process and engages one or more third-party valuation advisors to assist in the process of determining the net asset value per share of our common stock.

To assist our board of directors in its determination of the offering price per share of our common stock for this offering, our board of directors engaged an investment banking firm, CBRE Capital Advisors, Inc. (“CBRE Cap”), as valuation expert, to provide property-level and aggregate valuation analyses of the Company and a range for the net asset value per share of our common stock, and considered other information provided by our advisor. After taking into consideration the valuation analyses performed by CBRE Cap and certain other factors, our board of directors unanimously approved $9.13 as the estimated net asset value per share of our common stock as of September 30, 2013. The determination of the offering price of $10.14 by our board of directors was based on our estimated net asset value per share, plus selling commissions and marketing support fees for this offering.

In performing its analyses, CBRE Cap made numerous assumptions as of various points in time with respect to industry performance, general business, economic and regulatory conditions, current and future rental market for our operating properties and those in development and other matters, many of which are necessarily subject to change and beyond our control and the control of CBRE Cap. The analyses performed by CBRE Cap are not necessarily indicative of actual values, trading values or actual future results of our common stock that might be achieved, all of which may be significantly more or less favorable than suggested by its valuation report. The analyses do not purport to be appraisals or to reflect the prices at which the properties may actually be sold, and such estimates are inherently subject to uncertainty. CBRE Cap’s valuation report was not addressed to the public and may not be relied upon by any other person to establish an estimated value of our common stock. The actual value of our common stock may vary significantly depending on numerous factors that generally impact the price of securities, our financial condition and the state of the real estate industry more generally. Accordingly, with respect to the estimated net asset value per share of our common stock, neither we nor CBRE Cap can give any assurance that:

•	a stockholder would be able to resell his or her shares at this estimated value;

•	a stockholder would ultimately realize distributions per share equal to our estimated net asset value per share upon liquidation of our assets and settlement of our liabilities or a sale of the Company;

•	our shares would trade at a price equal to or greater than the estimated net asset value per share if we listed them on a national securities exchange; or

•	the methodology used to estimate our net asset value per share would be acceptable to FINRA or under ERISA for compliance with its reporting requirements.

For a detailed discussion of the determination of the offering price and net asset value per share of our common stock, including our valuation process and methodology, see “Determination of Our Offering Price and Estimated Net Asset Value Per Share.”

Net asset value per share will be produced at least annually as of December 31 and disclosed as soon as possible after year end; provided, however, that the next valuation may be deferred, in the sole discretion of our board of directors, until December 31, 2014.

RISK FACTORS

The first risk factor in the section “RISK FACTORS —Offering Related Risks” is deleted in its entirety and replaced with following new risk factors which supplement and should be read in conjunction with the section entitled “RISK FACTORS — Offering Related Risks” beginning on page 23 of the prospectus.

The offering price of our shares is based on our estimated net asset value per share, plus selling commissions and marketing support fees, and may not be indicative of the price at which our shares would trade if they were actively traded.

Our board of directors determined the offering price of our shares based upon a number of factors but primarily based on the estimated per share value of our shares determined by our board of directors. Although we used guidelines recommended by the Investment Program Association for valuing issued or outstanding shares of non-traded real estate investment trusts such as us, our offering price may not be indicative of either the price at which our shares would trade if they were listed on a national exchange or actively traded by brokers or of the proceeds that a stockholder would receive if we were liquidated or dissolved and the proceeds were distributed to our stockholders.

Our share price is primarily based on the estimated per share value of our shares, but also based upon subjective judgments, assumptions and opinions by management, which may or may not turn out to be correct. Therefore, our share price may not reflect the amount that might be paid to you for your shares in a market transaction.

Our current share price is primarily based on our estimated net asset value per share, which was based on estimates of the values of our properties, consisting principally of illiquid real estate and other assets, and liabilities as of September 30, 2013. The valuation methodologies used by the independent valuation firm retained by our board of directors to estimate the value of our properties and the estimated net asset value of our shares as of September 30, 2013, involved subjective judgments, assumptions and opinions, which may or may not turn out to be correct. Our board of directors also took into consideration selling commissions and marketing support fees of this offering in establishing the current share price. As a result of these, as well as other factors, our share price may not reflect the amount that might be paid to you for your shares in a market transaction.

In determining our estimated net asset value per share, we primarily relied upon a valuation of our portfolio of properties as of September 30, 2013. Valuations and appraisals of our properties are estimates of fair value and may not necessarily correspond to realizable value upon the sale of such properties. Therefore, our estimated net asset value per share may not reflect the amount that would be realized upon a sale of each of our properties.

For the purposes of calculating our estimated net asset value per share, we retained an investment banking firm as valuation expert to determine our estimated net asset value per share and the value of our properties as of September 30, 2013. The valuation methodologies used to estimate the net asset value of our shares, as well as the value of our properties, involved certain subjective judgments, including but not limited to, discounted cash flow analyses for wholly owned and partially owned properties. Ultimate realization of the value of an asset depends to a great extent on economic and other conditions beyond our control and the control of our advisor and our valuation expert. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. Therefore, the valuations of our properties and our investments in real estate-related assets may not correspond to the realizable value upon a sale of those assets. Because the price you will pay for shares in this offering is primarily based on our estimated net asset value per share, you may pay more than realizable value for your investment when you purchase your shares or receive less than realizable value when you sell your shares.

We may not perform a subsequent calculation of our net asset value per share prior to the end of this offering. Therefore, you may not be able to determine the net asset value of your shares on an ongoing basis during this offering.

On December 6, 2013, our board of directors approved an estimated net asset valuation of $9.13 per share. We intend to use this net asset valuation as the estimated per share value of our shares until the next net asset valuation approved by our board of directors, which we expect may not occur until after December 31, 2014. We will disclose future estimates of our net asset value to stockholders in our filings with the Commission. We may not calculate the net asset value per share prior to the end of this offering. Therefore, you may not be able to determine the net asset value of your shares on an ongoing basis during this offering.

MANAGEMENT COMPENSATION

The following supersedes and replaces footnote (1) to the table in the section entitled “MANAGEMENT COMPENSATION” on page 67 of the prospectus.

(1)	The estimated maximum dollar amounts are based on the assumed sale of the maximum offering as follows: for the $3,000,000,000 in shares sold, 95% are sold at a price of $10.14 per share through the primary offering, and 5.0% are sold at $9.64 per share through our distribution reinvestment plan.

The following supersedes and replaces the last three sentences in the first partial paragraph of the section entitled “MANAGEMENT COMPENSATION” on page 68 of the prospectus. See “The Advisory Agreement — Expense Support and Restricted Stock Agreement.”

Pursuant to an amendment to the expense support and restricted stock agreement approved on December 6, 2013, its term runs from April 1, 2013 until December 31, 2014, subject to the right of the advisor to terminate the expense support and restricted stock agreement on 30 days’ prior written notice to us.

The following supersedes and replaces the last three sentences in the second paragraph of the section entitled “MANAGEMENT COMPENSATION” on page 68 of the prospectus. See “The Advisory Agreement — Property Manager — Property Manager Expense Support and Restricted Stock Agreement.”

Pursuant to an amendment to the property manager expense support and restricted stock agreement approved on December 6, 2013, its term runs from July 1, 2013 through December 31, 2014, subject to the right of the property manager to terminate the agreement upon 30 days’ prior written notice to us.

BUSINESS

The two graphs in the section entitled “BUSINESS — Market Opportunities and Trends — Senior Housing and Healthcare Properties Supply and Demand Drivers” appearing on pages 101 and 102 are replaced in their entirety by the following graph:

DETERMINATION OF OUR OFFERING PRICE AND

ESTIMATED NET ASSET VALUE PER SHARE

The following section entitled “DETERMINATION OF OUR OFFERING PRICE AND ESTIMATED NET ASSET VALUE PER SHARE” is added after the section entitled “SECURITY OWNERSHIP” on page 128 of the prospectus.

Our Valuation Policy

We have adopted a valuation policy designed to follow recommendations of the Investment Product Association (“IPA”), in the IPA Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, which was adopted by the IPA effective May 1, 2013. The purpose of our valuation policy is to establish guidelines to be followed in determining the net asset value per share of our common stock for regulatory and investor reporting and on-going evaluation of investment performance. “Net asset value” means the fair value of real estate, real estate-related investments and all other assets less the fair value of total liabilities. Our net asset value will be determined based on the fair value of our assets less liabilities under market conditions existing as of the time of valuation and assuming the allocation of the resulting net value among our stockholders after any adjustments for incentive, preferred or special interests, if applicable.

In accordance with our policy, the Audit Committee of our board of directors, comprised of our Independent Directors, oversees our valuation process and engages one or more third-party valuation advisors to assist in the process of determining the net asset value per share of our common stock.

Net asset value per share will be produced at least annually as of December 31 and disclosed as soon as possible after year end; provided, however, that the next valuation may be deferred, in the sole discretion of our board of directors, until December 31, 2014.

We will report net asset value per share in our Form 10-K, Form 10-Q, and/or Form 8-K filed with the Commission and in our annual reports sent to our stockholders. Our annual reports will be accompanied by disclosure text sufficient to allow participating brokers to provide information on customer account statements consistent with the requirements of NASD Notice 01-08 and FINRA Rule 2340 and for stockholders to understand the nature and quality of the valuation. We will also disclose our valuation policies and, to the extent practicable given the specificity of our investment portfolio, valuation procedures including the anticipated role of third-party valuation advisors, in our prospectus or any supplements thereto, or in other offering materials filed with the Commission.

Determination of Offering Price and Estimated Net Asset Value Per Share

In November 2013, the board of directors initiated a process to estimate the Company’s net asset value per share to (i) provide existing investors and brokers an indication of the estimated value of the Company’s shares based on its acquisitions to date and current portfolio of senior housing and healthcare-related properties; and (ii) furnish potential new investors and broker-dealers with updated information regarding the Company’s performance and assets to enhance a better understanding of the Company and thereby contribute to the Company’s capital raising efforts under its current public offering. The Audit Committee of the board of directors, comprised solely of independent directors, was charged with oversight of the valuation process. On the recommendation of the Audit Committee and the approval of the board of directors, the Company engaged CBRE Cap, an investment banking firm, as valuation expert.

From CBRE Cap’s engagement through the issuance of its valuation report as of September 30, 2013 (the “Valuation Report”), CBRE Cap held discussions with our advisor and senior management of the Company and conducted or commissioned such appraisals, investigations, research, review and analyses as it deemed necessary. The Audit Committee, upon its receipt and review of the Valuation Report, concluded that the range of between $8.87 and $9.66 for the Company’s estimated net asset value per share proposed in CBRE Cap’s Valuation Report was reasonable and recommended to the board of directors that it adopt $9.13 as the estimated net asset value per share of the Company’s common stock. At a special meeting held on December 6, 2013, the board of directors accepted the recommendation of the Audit Committee and approved $9.13 as the estimated net asset value per share of the Company’s common stock as of September 30, 2013, exclusive of any portfolio premium. CBRE Cap is not responsible for the estimated value per share and did not participate in the determination of the offering price for shares of the Company’s common stock.

Any subscriptions date-stamped as received by our transfer agent, DST Systems, Inc., after 3:00 p.m. (CST) on December 11, 2013 will be processed at the Company’s new offering price. Until December 26, 2013 the Company intends to offer investors whose subscription agreements are received by our transfer agent between December 2, 2013 and 3:00 p.m. (CST) on December 26, 2013, the right to request a rescission of their purchase of shares of our common stock.

The board of directors also determined the new offering price of $10.14 based on our $9.13 estimated net asset value per share, plus selling commissions and marketing support fees.

Valuation Methodologies

In preparing the Valuation Report, CBRE Cap, among other things:

•	reviewed financial and operating information requested from or provided by the Company’s advisor and senior management;

•	reviewed and discussed with senior management of the Company and its advisor the historical and anticipated future financial performance of the Company’s properties, including forecasts prepared by the Company’s senior management, its advisor, and its joint venture partners;

•	commissioned restricted use appraisals which contained analysis on each of the Company’s real property assets (“MAI Appraisals”) and performed analyses and studies for each property;

•	conducted or reviewed CBRE proprietary research, including market and sector capitalization rate surveys;

•	reviewed third-party research, including Wall Street equity reports and online data providers;

•	compared financial information of the Company to similar information of companies that CBRE Cap deemed to be comparable; and

•	reviewed the Company’s reports filed with the Commission, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and the audited financial statements contained therein, the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2013, and the unaudited financial statements therein.

MAI Appraisals of all of the Company’s properties were performed in accordance with Uniform Standards of Professional Appraisal Practice (“USPAP”). The MAI Appraisals were commissioned by CBRE Cap from CBRE Appraisal Group, a CBRE affiliate that conducts appraisals and valuations of real properties. Each of the MAI Appraisals was prepared by personnel who are members of the Appraisal Institute and have the Member of Appraisal Institute (“MAI”) designations. Discreet values were assigned to each property in the Company’s portfolio. CBRE Appraisal Group is not responsible for the estimated value per share and did not participate in the determination of the offering price for shares of the Company’s common stock.

As of September 30, 2013, the Company’s healthcare investment portfolio consisted of interests in 48 assets, including 26 senior housing communities, 14 medical offices, one loan for the development of a medical office, six post-acute care facilities and one acute care facility. Three of the Company’s 26 senior housing communities currently have real estate under development. Of the Company’s properties held at September 30, 2013, six were owned through two unconsolidated joint ventures.

As a result, for the purposes of the Valuation Report, the Company’s real estate properties were classified into three categories: wholly owned operating assets, partially owned operating assets and vacant land. The board of directors considered the following valuation methodologies with respect to each asset class, which were applied by CBRE Cap and summarized in its Valuation Report:

Wholly Owned Operating Assets. Unlevered, ten-year discounted cash flow analyses from MAI Appraisals were created for the Company’s wholly owned, fully operational properties. For non-stabilized properties, lease-up discounts were applied to discounted cash flow to arrive at an “As Is” value. The “terminal capitalization rate” method was used to calculate terminal value of the assets, with such rates varying based on the specific geographic location and other relevant factors. A valuation range was set at 40-50 basis points on both the discount rate and the terminal cap rate of each asset which represents a sensitivity of 2.5% in either direction.

Partially Owned Operating Assets. Levered, ten-year discounted cash flow analysis using the Capital Asset Pricing Model (“CAPM”) method was applied to the Company’s properties held through joint venture partnerships to arrive at equity value adjusting for partial ownership. CBRE Cap estimated the Company’s partially owned assets’ cost of equity. The CAPM method also estimates a market risk premium based on additional return that investors require for the risk involved by including an equity risk premium that is adjusted using a risk measure (beta) and a Company Specific Risk Premium, which is added to the discount rate and takes into consideration that comparable peers betas are based on REITs with greater trading liquidity, size and a more diversified asset pool than the Company. Deductions to cash flow were made for distribution and liquidation preferences to joint venture partners, as appropriate, under the terms of the partnership agreements. The terminal capitalization rate method was used to calculate terminal value of the assets, with such rates varying based on the specific geographic location and other relevant factors. A valuation range was set at 40-50 basis points on both the discount rate and the terminal cap rate of each asset which represents a sensitivity of 2.5% in either direction.

Vacant Land. CBRE Cap utilized the MAI Appraisal vacant land value based on market comparables.

Valuation Summary; Material Assumptions

The valuation process used by the Company to determine an estimated net asset value per share was designed to follow recommendations of the IPA, in the IPA Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, which was adopted by the IPA effective May 1, 2013.

The following table summarizes the key assumptions that were employed by CBRE Cap in the discounted cash flow models to estimate the value of our operating assets and development properties:

TABLE OF MAJOR INPUTS

Assumptions	Amount / Range
Discount rates
Wholly Owned Properties
Medical Office Properties	7.9%-8.3%
Acute Care Properties	9.2%-9.7%
Senior Housing Properties	8.8%-9.2%
Partially Owned Properties	10.6%-11.1%

Terminal capitalization rates
Wholly Owned Properties
Medical Office Properties	7.1%-7.5%
Acute Care Properties	8.2%-8.7%
Senior Housing Properties	7.8%-8.2%

In its Valuation Report, CBRE Cap included an estimate of the September 30, 2013 value of the Company’s assets, including cash and select other assets net of payables, and accruals and other liabilities. Such values were derived from the Company’s balance sheet as of September 30, 2013, included in its Form 10-Q filed on November 14, 2013.

Taking into consideration the reasonableness of the valuation methodologies, assumptions and conclusions contained in CBRE Cap’s Valuation Report, the Audit Committee and board of directors determined the estimated value of the Company’s equity interest in its real estate portfolio to be in the range of $631.4 million to $669.3 million and the Company’s net asset value to range from between $425.6 million and $463.5 million, or between $8.87 and $9.66 per share, based on a share count of 47,970,049 million shares issued and outstanding as of September 30, 2013.

As with any valuation methodology, the methodologies considered by the Audit Committee and the board of directors, in reaching an estimate of the value of the Company’s shares, are based upon all of the foregoing estimates, assumptions, judgments and opinions that may, or may not, prove to be correct. The use of different estimates, assumptions, judgments or opinions may have resulted in significantly different estimates of the value of the Company’s shares.

The following table summarizes the material components of the net asset value and net asset value per share estimates as of September 30, 2013.

Table of Value Estimates for Components of Net Asset Value

(As of September 30, 2013)

	Value ($ in 000’s)	Per Share
Present value of equity in wholly owned and partially owned operating assets and vacant land	$646,517	$13.48
Cash and cash equivalents	45,482	0.95
Other assets	30,781	0.64
Fair market value of debt	(269,943)	(5.63)
Accounts payable and other accrued expenses	(8,989)	(0.19)
Other liabilities	(5,881)	(0.12)

Net asset value	$437,967	$9.13

Additional Information Regarding the Valuation, Limitations of Estimated Share Value and the Engagement of CBRE Cap

Throughout the valuation process, the Audit Committee, the Company’s Advisor and senior members of management reviewed, confirmed and approved the processes and methodologies and their consistency with real estate industry standards and best practices.

CBRE Cap’s Valuation Report dated December 6, 2013 was based upon market, economic, financial and other information, circumstances and conditions existing prior to September 30, 2013, and any material change in such information, circumstances and/or conditions may have a material effect on the Company’s estimated net asset value per share. CBRE Cap’s valuation materials were addressed solely to the Company’s board of directors to assist it in establishing an estimated value of the Company’s common stock. CBRE Cap’s valuation materials were not addressed to the public and should not be relied upon by any other person to establish an estimated value of the Company’s common stock. CBRE Cap’s Valuation Report does not constitute a recommendation by CBRE Cap to purchase or sell any shares of Company common stock.

In connection with its review, while CBRE Cap reviewed for reasonableness the information supplied or otherwise made available to it by the Company or its Advisor, CBRE Cap assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party, and did not undertake any duty or responsibility to verify independently any of such information. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with CBRE Cap, CBRE Cap assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and relied upon the Company to advise CBRE Cap promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. In preparing its valuation materials, CBRE Cap did not, and was not requested to, solicit third party indications of interest for the Company in connection with possible purchases of the Company’s securities or the acquisition of all or any part of the Company.

In performing its analyses, CBRE Cap made numerous assumptions as of various points in time with respect to industry performance, general business, economic and regulatory conditions, current and future rental market for the Company’s operating properties and those in development and other matters, many of which are necessarily subject to change and beyond the control of CBRE Cap and the Company. The analyses performed by CBRE Cap are not necessarily indicative of actual values, trading values or actual future results of the Company’s common stock that might be achieved, all of which may be significantly more or less favorable than suggested by the Valuation Report. The analyses do not purport to be appraisals or to reflect the prices at which the properties may actually be sold, and such estimates are inherently subject to uncertainty. The actual value of the Company’s common stock may vary significantly depending on numerous factors that generally impact the price of securities, the financial condition of the Company and the state of the real estate industry more generally. Accordingly, with respect to the estimated net asset value per share of the Company’s common stock, neither we nor CBRE Cap can give any assurance that:

•	a stockholder would be able to resell his or her shares at this estimated value;

•	a stockholder would ultimately realize distributions per share equal to our estimated net asset value per share upon liquidation of our assets and settlement of our liabilities or a sale of the Company;

•	our shares would trade at a price equal to or greater than the estimated net asset value per share if we listed them on a national securities exchange; or

•	the methodology used to estimate our net asset value per share would be acceptable to FINRA or under ERISA for compliance with its reporting requirements.

The September 30, 2013 estimated net asset value per share was determined by our board of directors at a special meeting held on December 6, 2013. The value of the Company’s shares will fluctuate over time as a result of, among other things, developments related to individual assets and responses to the real estate and capital markets. We currently expect to update and announce our estimated net asset value per share at least annually.

CBRE Group, Inc., (“CBRE”) is a Fortune 500 and S&P 500 company headquartered in Los Angeles, California and one of the world’s largest commercial real estate services and investment firms (in terms of 2012 revenue). CBRE Cap, a FINRA registered broker-dealer and a subsidiary of CBRE, is an investment banking firm that specializes in providing real estate financial services. CBRE Cap and affiliates possess substantial experience in the valuation of assets similar to those owned by the Company and regularly undertake the valuation of securities in connection with public offerings, private placements, business combinations and similar transactions. For the preparation of the Valuation Report, we paid CBRE Cap a customary fee for services of this nature, no part of which was contingent relating to the provision of services or specific findings. We have not engaged CBRE Cap for any other services. During the past two years, certain of our affiliates engaged affiliates of CBRE primarily for various real estate-related services. In addition, we anticipate that affiliates of CBRE will continue to provide similar real estate-related services in the future. Certain other affiliates have engaged or expect to engage CBRE Cap to serve as their third-party valuation advisor. In addition, the Company may in its discretion engage CBRE Cap to assist our board of directors in future determinations of the Company’s estimated net asset value. We are not affiliated with CBRE, CBRE Cap or any of their affiliates. While we and affiliates of our Advisor have engaged and may engage CBRE Cap or its affiliates in the future for commercial real estate services of various kinds, we believe that there are no material conflicts of interest with respect to the Company’s engagement of CBRE Cap.

SUMMARY OF DISTRIBUTION REINVESTMENT PLAN

The following two paragraphs and bullet points replace the corresponding information in the section entitled “SUMMARY OF DISTRIBUTION REINVESTMENT PLAN” on page 145 of the prospectus.

We have adopted a distribution reinvestment plan pursuant to which our stockholders may elect to have their cash distributions reinvested in additional shares of our common stock. We are offering 5% of the shares of this offering for sale pursuant to our distribution reinvestment plan. Such shares are being offered at approximately a 5% discount from the price of shares offered in our primary offering; therefore, the shares offered pursuant to our distribution reinvestment plan will be offered at an initial price of 95% of the offering price per share.

An independent agent, referred to as the “reinvestment agent,” which is currently DST Systems, Inc., will act on behalf of the participants in the distribution reinvestment plan to acquire shares of our common stock with the cash distributions participants are entitled to receive from us. Distributions will be invested in shares promptly following the payment date with respect to such distributions to the extent shares are available. The reinvestment agent will invest all distributions attributable to shares owned by participants in our shares at either:

•	$9.64 per share, or such other price as determined by our board of directors for shares under our current best efforts offering so long as the price determined is not more than approximately a 5% discount from the current fair market value of the shares, or

•	after termination of our current best efforts offering, approximately 95% of the then-prevailing market price per share, or

•	the market price following the Listing of our shares on a national stock exchange or the inclusion in an inter-dealer quotation system, provided that the amount reinvested is reduced by any brokerage commission.

SUMMARY OF REDEMPTION PLAN

The following replaces in its entirety the first three paragraphs of the section entitled “SUMMARY OF REDEMPTION PLAN” beginning on page 147 of the prospectus.

Our Amended and Restated Redemption Plan is designed to provide eligible stockholders with limited interim liquidity by enabling them to sell shares back to us prior to any listing of our shares. The Company is prohibited from paying a fee to our sponsor, advisor, directors or affiliates in connection with the redemption of our shares.

Subject to certain restrictions discussed below, the Company may repurchase Shares (including fractional Shares) computed to three decimal places, from time to time, at an amount equal to the Company’s then current estimated net asset value per share, as published from time to time in its Annual Report on Form 10-K, its Quarterly Report on Form 10-Q and/or its Current Report on Form 8-K with the Commission.

While the Company is engaged in an offering, the Company will also include this information in a prospectus supplement or post-effective amendment to the registration statement as required under federal securities laws.

Notwithstanding the foregoing, the price for the repurchase of shares shall not exceed an amount (the “Redemption Cap”) equal to the lesser of:

(i)	the then current public offering price per share of common stock during the period of any on-going public offering; and

(ii)	the purchase price paid per share of common stock by the stockholder (the “Purchase Price”).

In addition, we have the right to waive the above holding periods and redemption prices in the event of the death, qualifying disability, confinement to a long-term care facility or bankruptcy of a stockholder as defined under the plan. Redemption of shares issued pursuant to our distribution reinvestment plan will be priced based upon the purchase price from which shares are being reinvested.

The following replaces in its entirety the last sentence of the first partial paragraph of the section entitled “SUMMARY OF REDEMPTION PLAN” on page 150 of the prospectus.

However, the redemption price for redemption requests not withdrawn by the stockholder and subsequently redeemed by the Company shall be at the lesser of (i) the estimated net asset value per share as of the date of redemption, (ii) the current public offering price per share as of the date of redemption, or (iii) the Purchase Price of the shares being redeemed.

DISTRIBUTION POLICY

The following paragraphs replace in its entirety the first paragraph of the section entitled “DISTRIBUTION POLICY” beginning on page 150 of the prospectus.

On December 6, 2013, in connection with our first valuation of our estimated net asset per share and increased offering price per share, our board of directors authorized a distribution policy providing for monthly cash distributions of $0.0338 per share together with stock distributions of 0.03000 shares of common stock per share for a total distribution of 7.0% on each outstanding share of common stock (based on the $10.14 offering price) payable to all common stockholders of record as of the close of business on the first business day of each month beginning January 1, 2014. Distributions shall be paid each calendar quarter thereafter as set forth above until such policy is terminated or amended by the Company’s board of directors.

Our board of directors authorized a policy providing for distributions of cash and stock rather than solely of cash in order to retain cash for investment opportunities. We anticipate that we again increase the proportion of distributions paid in cash as our asset base grows and our cash flows increase.

The third paragraph of the section entitled “DISTRIBUTION POLICY” on page 151 of the prospectus is deleted in its entirety.

PLAN OF DISTRIBUTION

The following paragraph replaces the first paragraph of the section entitled “PLAN OF DISTRIBUTION” on page 187 of the prospectus.

The Offering

We are publicly offering a maximum of $3,000,000,000 in shares of our common stock on a “best efforts” basis through CNL Securities Corp., as our managing dealer, participating brokers who are members of FINRA, and/or other Persons exempt from broker-dealer registration all of which we refer to collectively herein as participating brokers. Because this is a “best efforts” offering, CNL Securities Corp. and participating brokers use only their best efforts to sell our shares and have no firm commitment or obligation to purchase any of our shares. We are offering up to a maximum of $3,000,000,000 of our common stock in this offering. The shares are offered at a maximum of $10.14 per share, unless our board of directors changes this price from time to time, in its sole discretion. We have initially designated 5% of the shares in this offering as issuable pursuant to our distribution reinvestment plan at a price of $9.64 per share. Our board of directors may change the distribution reinvestment plan price from time to time. We reserve the right to reallocate shares that have been registered for this offering between the primary offering and the distribution reinvestment plan.

The following paragraph and table replaces the second full paragraph and following table in the section entitled “PLAN OF DISTRIBUTION” appearing on page 188 of the prospectus.

The following table shows the maximum amount of selling commissions and marketing support fees payable to our managing dealer for $3,000,000,000 in shares sold in our primary offering, assuming 95% of the shares are sold at the offering price of $10.14 per share, with no discounts, and 5% of the shares are sold under our distribution reinvestment plan at the price of $9.64 per share.

	Per Share	Maximum Offering
Primary Offering
Price to Public	$10.14	$2,850,000,000
Selling Commissions and Marketing Support Fees	$1.00	$285,000,000
Proceeds to Us	$9.14	$2,565,000,000

Distribution Reinvestment Plan
Price to Public	$9.64	$1,425,000,000
Proceeds to Us	$9.64	$1,425,000,000

The following table and paragraphs replaces the table and following information in the section entitled “PLAN OF DISTRIBUTION — Volume Discounts” appearing on page 190 of the prospectus.

Amount of Shares Purchased	Purchase Price per Incremental Share in Volume Discount Range	Reallowed Commissions on Sales per Incremental Share in Volume Discount Range
		Percent	Dollar Amount

Up to $500,000	$10.140	7.0%	$0.710
$500,001—$750,000	$10.039	6.0%	$0.608
$750,001—$1,000,000	$9.937	5.0%	$0.507
$1,000,001—$2,500,000	$9.836	4.0%	$0.406
$2,500,001—$5,000,000	$9.734	3.0%	$0.304
Over $5,000,000	$9.633	2.0%	$0.203

We will apply the reduced selling price per share and selling commissions to the incremental shares within the indicated range only. Thus, for example, a total subscription amount of $1,250,000 would result in the purchase of 124,788.881 shares at a weighted average purchase price of $10.017 per share as shown below:

•	$500,000 at $10.140 per share = 49,309.665 shares (7% selling commission + 3% marketing support fee);

•	$250,000 at $10.039 per share = 24,903.871 shares (6% selling commission + 3% marketing support fee);

•	$250,000 at $9.937 per share = 25,157.992 shares (5% selling commission + 3% marketing support fee); and

•	$250,000 at $9.836 per share = 25,417.353 shares (4% selling commission + 3% marketing support fee).

To the extent requested in writing by an investor as described below, our volume discount is cumulative. To the extent an investor’s cumulative purchases qualify for a volume discount, the investor’s purchase will qualify for a volume discount equal to (i) the volume discount for the applicable individual purchase or (ii) to the extent the subsequent purchase when aggregated with the prior purchase(s) qualifies for a greater volume discount, a greater discount.

EXPERTS

The following paragraph is added at the end of the section entitled “Experts” beginning on page 197 of the prospectus.

CBRE Capital Advisors, Inc., an independent investment banking firm, has provided a valuation report as valuation expert with respect of the range of the estimated net asset value per share of our common stock in accordance with valuation guidelines approved by our board of directors. As further described under “Determination of Our Offering Price and Estimated Net Asset Value Per Share,” our board of directors used the valuation report provided in its calculation of our estimated value per share and in the determination of the offering price for shares of our common stock to be sold in this offering. CBRE Cap is not responsible for the estimated value per share and did not participate in the determination of the offering price for shares of the Company’s common stock. CBRE Cap’s Valuation Report does not constitute a recommendation by CBRE Cap to purchase or sell any shares of our common stock.